UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2008

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into Material Definitive Agreements.

On September 2, 2008, NTS Mortgage Income Fund, Inc. (the "Fund") filed a current report on Form 8-K announcing that National City Bank notified the Fund it had that it agreed to extend the maturity date of the mortgage note payable in the amount of $7.5 million (the "Loan") from the Fund's two wholly owned subsidiaries (NTS/Virginia Development Company, a Virginia corporation, and NTS/Lake Forest II Residential Corporation, a Kentucky corporation, collectively, the "Borrowers") from August 31, 2008 to August 31, 2009.

On September 25, 2008, the Borrowers and National City Bank executed the documentation to extend the maturity date of the Loan as previously agreed and upon such further terms and conditions as are set forth in the documentation. A copy of the executed documentation is attached to this current report on Form 8-K as Exhibits 10.1 – 10.3 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

As previously disclosed, pursuant to the terms of the Loan, the Borrowers must cause NTS Guaranty Corporation to provide an unconditional and continuing guaranty in favor of National City Bank to secure the Loan. This guaranty is limited to NTS Guaranty Corporation's assets, which consist solely of a $10 million demand note from Mr. J. D. Nichols, the Fund's Chairman. In the event this guaranty is needed to repay all or a portion of the Loan, NTS Guaranty Corporation's assets available for other guaranties made by NTS Guaranty Corporation, including the capital return guaranty for the benefit of the Fund's stockholders pursuant to that certain Guaranty Agreement dated as of March 31, 1989, will be reduced by the amount used to repay the Loan.

In addition, the Borrowers agreed to make a principal prepayment under the Loan in the amount of $2.4 million on or before December 1, 2008. On September 12, 2008, Orlando Lake Forest Joint Venture, a joint venture ("OLFJV") in which the Fund owns a 50% interest, entered into a Purchase and Sale Agreement with an unaffiliated third party. This Agreement provides for OLFJV to sell its 11-acre parcel of commercial land in Florida. Upon the closing of this transaction, the Fund will be entitled to receive approximately $2.69 million in proceeds from the sale. The Fund presently intends to use the proceeds of the sale to make the required December 1, 2008 principal repayment on the Loan. Although the Fund believes that OLFJV will be able to complete the sale of the 11-acre commercial land, there can be no assurance that the sale will occur in a timely fashion or at all.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired: N/A
(b)	Pro Forma Financial Information: N/A
(c)	Shell Company Transactions: N/A
(d)	Exhibits:

      10.1   Sixth Mortgage Loan Modification Agreement

      10.2   Sixth Amended and Restated Promissory Note Construction Mortgage Loan

      10.3   Unconditional and Continuing Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND

By: Gregory A. Wells
Its: Chief Financial Officer

Date: September 25, 2008

SIXTH MORTGAGE LOAN MODIFICATION AGREEMENT

THIS SIXTH MORTGAGE LOAN MODIFICATION AGREEMENT (the "Agreement") is entered into as of the 1st day of September, 2008 by and among **NATIONAL CITY BANK**, a national banking association, successor by merger with The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202 (the "Lender"), **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers"), **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture "Orlando Lake Forest"), and **NTS MORTGAGE INCOME FUND**, a Delaware corporation (the "Guarantor").

RECITALS:

A.   Borrowers, Orlando Lake Forest and/or the Guarantor have issued and delivered to Lender the following loan agreements, promissory notes and security documents:

      (1)   Amended and Restated Development and Construction Loan Agreement among Lender, Borrowers and Guarantors dated October 31, 2000 ("Loan Agreement");

      (2) $18,000,000.00 Revolving Promissory Note Construction Mortgage Loan made by Borrowers and Guarantors payable to the order of Lender dated October 31, 2000, which consolidates the Loans referenced in Sections 6 and 8 below ("Revolving Note");

      (3)   Guaranty Agreement made by NTS Mortgage Income Fund in favor of Lender dated October 31, 2000;

      (4)   Stock Pledge Agreement by NTS Mortgage Income Fund in favor of Lender pledging its one hundred percent (100%) ownership in the capital stock of NTS/Lake Forest II to Lender dated October 31, 2000;

      (5)   Amendment to Stock Pledge Agreement by NTS Mortgage Income Fund in favor of Lender pledging its one hundred percent (100%) ownership in the capital stock of NTS/Virginia to Lender dated October 31, 2000;

      (6)   Development and Construction Loan dated December 30, 1997 which evidences a Ten Million Seven Hundred Thousand and 00/100 Dollar ($10,700,000.00) loan made by Lender to NTS/Virginia Development Company which is now consolidated under the Revolving Note. Such loan is secured by the following:

            (a)   Credit Line Deed of Trust and Security Agreement made by Borrower, NTS/Virginia Development Corporation in favor of Phillip Sasser, Jr. and James E. Jarrell, III, as Trustees for the benefit of Lender, of record in Deed Book 1521, Page 447 in the office of the Spotsylvania County Recorder's Office, as amended on October 31, 2000 in Deed Book 1874, Page 355 in the

Spotsylvania County Recorder's Office (as modified in Items 9, 12, 14, 17, and 20, the "Deed of Trust");

(b)   Conditional Assignment of Leases, Rents, Contracts, Income and Proceeds made by the Borrower in favor of Lender, of record in Deed Book 1521, Page 501 in the Spotsylvania County Recorder's Office, as amended on October 31, 2000 in Deed Book 1874, Page 362, Spotsylvania County Recorder's Office; and

(c)   UCC-1 Financing Statements of record in Spotsylvania County Recorder's Office.

(7)   Environmental Indemnity Agreement between Lender and NTS/Virginia dated October 31, 2000;

(8)   Environmental Indemnity Agreement between Lender and NTS/Lake Forest II dated October 31, 2000;

(9)   Mortgage Loan Modification Agreement between Lender and Borrowers dated May 16, 2003 and recorded on July 1, 2003 as Instrument 200300025884 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(10)   Second Amended and Restated Revolving Promissory Note dated May 16, 2003 granted by Borrowers to Lender in the principal amount of Twelve Million and 00/100 Dollars ($12,000,000.00) ("Second Amended Note");

(11)   Security Agreement dated May 16, 2003 granted by Borrowers to Lender.

(12)   Second Mortgage Loan Modification Agreement between Lender and Borrowers dated June 22, 2004 and recorded on July 12, 2004 as Instrument LR200400026770 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(13)   Third Amended and Restated Revolving Promissory Note dated June 22, 2004 granted by Borrowers to Lender in the maximum amount of available credit of Eight Million and 00/100 Dollars ($8,000,000.00) ("Third Amended Note");

(14)   Third Mortgage Loan Modification Agreement between Lender and Borrowers dated April 20, 2005 and recorded on May 16, 2005 as Instrument 200500018730 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(15)   Fourth Amended and Restated Revolving Promissory Note dated April 20, 2005 granted by Borrowers to Lender in the maximum amount of available credit of Five Million and 00/100 Dollars ($5,000,000.00) ("Fourth Amended Note");

(16)   Fifth Amended and Restated Revolving Promissory Note dated October 24, 2007 granted by Borrowers to Lender in the maximum amount of available

credit of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) ("Fifth Amended Note");

(17) Fourth Mortgage Loan Modification Agreement between Lender, Borrower, Orlando Lake Forest and Guarantor dated October 24, 2007 and recorded December 13, 2007 as Instrument No. LR200700033396 in the Clerk's Office of Spotsylvania County, Virginia;

(18) Unrecorded Open End Mortgage, Security Agreement and Assignment of Rents and Leases dated October 24, 2007, granted by Orlando Lake Forest in favor of Lender, encumbering land ("Additional Property") located in Seminole County, Florida ("Additional Mortgage");

(19) Unrecorded Assignment of Contracts and Income dated October 24, 2007, granted by Orlando Lake Forest in favor of Lender ("Additional Assignment"); and

(20) Fifth Mortgage Loan Modification Agreement between Lender, Borrower, Orlando Lake Forest and Guarantor dated May 19, 2008 and recorded June 12, 2008 as Instrument No. LR200800012251 in the Clerk's Office of Spotsylvania County, Virginia.

Items (2), (10), (13), (15), are (16) are hereinafter referred to as the "Notes". Items (1) through (20) are hereinafter referred to as the "Loan Documents."

B.   The above described indebtedness, as evidenced by the Notes and all additional sums due under the Loan Documents, remains unpaid and Borrowers have requested and Lender has agreed to the rearrangement of the terms of such indebtedness (the "Indebtedness") to extend the maturity date of the Notes with an option to further extend the maturity date, to amend the interest rate thereunder, to terminate the remaining availability thereunder and any revolving features, to add an additional Guarantor, to amend the release prices under the Deed of Trust and to add certain covenants to the Loan Documents, which modifications shall occur upon Borrowers' compliance with the provisions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises made herein, the benefits accruing to the parties herein and the obligations assumed hereunder, the parties agree that the Loan shall remain outstanding and the terms of such Indebtedness shall be amended as set forth below:

(1)   Amendment to the Notes. The Notes shall be amended and restated in their entirety to extend the maturity date and to provide for an additional extension option, to amend the interest rate thereunder, to terminate the remaining availability thereunder and any revolving features, and to provide for certain covenants of Borrowers, as more fully defined in and pursuant to a Sixth Amended and Restated Promissory Note dated of even date herewith ("Restated Note"). The Restated Note shall not constitute a repayment or satisfaction of the Indebtedness evidenced by the Notes, which for all purposes hereunder shall remain outstanding from December 30, 1997, January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005 and October 24, 2007, respectively.

2640984.2

(2)   Amendment to Deed of Trust, Additional Mortgage and Other Loan Documents. The Deed of Trust, the Additional Mortgage and other Loan Documents shall be amended to reflect the extension of the maturity date as set forth in the Restated Note to September 1, 2009, with an option to renew the maturity date to September 1, 2010 upon Borrowers' meeting certain criteria therein. The Deed of Trust, the Additional Mortgage and other Loan Documents shall continue to secure the indebtedness under the Notes as now evidenced by the Restated Note which evidences an outstanding principal amount of Seven Million Three Hundred Fifty-Two Thousand and 00/100 Dollars ($7,352,000.00) and accordingly, NTS/Virginia hereby continues to grant, mortgage and convey the property as described in the Deed of Trust (except as may have been previously released), and Orlando Lake Forest hereby continues to grant, mortgage and convey the Additional Property, to Lender as security for the Restated Note and the other obligations of Borrowers under the Loan Documents, subject in all respects to the terms of the Deed of Trust, the Additional Mortgage and other Loan Documents.

Borrowers further represent and warrant that in addition to the Notes and the Restated Note, the Deed of Trust shall secure any and all obligations and liabilities of Borrowers to Lender, or any affiliate of Lender, whether absolute or contingent, whether now existing or hereafter created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under: (i) any agreement, device or arrangement designed to protect Borrowers from fluctuations of interest rates, exchange rates or forward rates, including, but not limited to, dollar-denominated or cross-currency exchange agreements, forward currency exchange agreements, interest rate caps, collars or floors, forward rate currency or interest rate options, puts, warrants, swaps, swaptions, U.S. Treasury locks and U.S. Treasury options; (ii) any other interest rate hedging transactions, such as, but not limited to, managing the Borrowers' interest rate risk associated with any pending or potential capital market transactions such as fixed rate bond issues; (iii) any and all cancellations, buybacks, reversals, terminations or assignments of any of the foregoing; and (iv) all other obligations of Borrowers under the Deed of Trust.

(3)   Additional Guaranty. Concurrentl y with the execution of this Agreement and as an inducement to Lender to extend the loan, NTS Guaranty Corporation, a Kentucky corporation, shall grant to Lender an Unconditional and Continuing Guaranty dated of even date herewith. Said Unconditional and Continuing Guaranty shall now secure the payment of the Restated Note and other sums due under the Loan Documents and shall now become part of the Loan Documents.

(4)   Property Release. Borrowers and Lender agree that any prior release prices set forth in the Loan Documents shall be deleted in their entirety and Lender agrees to release acreage from each section of the property subject to the lien of the Deed of Trust ("Property"), based on the Preliminary Concept Plan and proposed Subdivision Plat previously delivered to Lender, upon receipt of the following sums:

Sections 21, 23 and 25 of the Property	Fifty Thousand and 00/00 Dollars ($50,000.00) per acre

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2640984.2

Section 15 of the Property	Twenty Thousand and 00/00 Dollars ($20,000.00) per acre
All Other Sections of the Property	Thirty Thousand and 00/00 Dollars ($30,000.00) per acre

(5)   Consent of Guarantor.   The Guarantor consents to the foregoing modifications and agrees that nothing contained herein shall impair its liability under the Guaranty, which now guarantees the repayment of the Restated Note and other sums due under the Loan Documents and all accrued interest and costs of collection, as more fully set forth in such Guaranty, which Guaranty continues in full force and effect.

(6)   Conditions Precedent.   Prior to the issuance of the Restated Note as provided above, Borrowers shall deliver to Lender the following items:

(a)   Lender's extension fee of Eighteen Thousand One Hundred Ninety-Five and 00/100 Dollars ($18,195.00), Lender's legal fees and title fees, and other out-of-pocket expenses in connection with the modification contained herein;

(b)   authorizing resolutions from Borrowers authorizing the modifications and authorizing the execution of the Restated Note as stated above; and

(c)   Borrowers agree that the deposit accounts of the Fawn Lake Community Association (including but not limited to, the streets and the annual dues account) will be maintained at Lender during the life of the loan described herein.   Borrowers acknowledge that these accounts will have a balance of between One Million and 00/100 Dollars ($1,000,000.00) – Two Million and 00/100 Dollars ($2,000,000.00).

(7)   Release of Additional Mortgage and Additional Assignment.   Lender agrees that upon receipt of the Two Million Four Hundred Thousand and 00/100 Dollars ($2,400,000.00) principal repayment on or before December 1, 2008, as provided in the Restated Note, Lender will release the Additional Mortgage and the Additional Assignment.

(8)   No Other Changes.   All of the terms and conditions contained in the Notes, Deed of Trust and all other Loan Documents, except as modified by this Agreement and the Restated Note, shall remain unchanged, unimpaired and in full force and effect.   This Agreement is hereby made a part of the original documents evidencing and securing the Indebtedness as completely as if incorporated verbatim therein.

(9)   Covenants and Representations.

(a)   Borrowers acknowledge and unconditionally promise to pay the entire Indebtedness as set forth in the Restated Note and in the original and amended instruments evidencing and securing the Indebtedness.

(b)   Borrowers and Lender agree that the entire Indebtedness, as evidenced by the Restated Note, shall be secured by the Deed of Trust, as amended, the Additional Mortgage, as amended, and the other Loan Documents, as amended, and the parties agree and acknowledge that this Agreement is made in reliance upon the security of such Deed of Trust, as amended, Additional Mortgage, as amended, and other Loan Documents, as amended.

(c)   NTS/Virginia represents and warrants that it is the true and lawful owner of the land, as described in the Third Mortgage Loan Modification Agreement set forth in Section A(14) of the Recitals hereof (except as may have been previously released), in the Fawn Lake Project located in Spotsylvania County, Virginia ("Fawn Lake Project"), subject to the Deed of Trust, as amended, and that the Deed of Trust, as amended, will be maintained as a valid first lien on the Land in the Fawn Lake Project, in each case subject to the on-going quiet title action filed by Chicago Title Insurance Corporation on behalf of NTS/Virginia Development Company for the 22 acres of timbered land at Fawn Lake.

(d)   Orlando Lake Forest represents and warrants that it is the true and lawful owner of the Additional Property subject to the Additional Mortgage and Additional Assignment, each as amended, and that the Additional Mortgage and Additional Assignment, each as amended, are and will be maintained as a valid first mortgage lien on the Additional Property; provided, however, such Additional Mortgage and Additional Assignment shall not be recorded unless Borrowers are in default under any Event of Default as defined in the Loan Documents and not cured within any applicable grace period.

(e)   Borrowers reaffirm all covenants and representations set forth in the Restated Note, Deed of Trust, as amended, and other Loan Documents, as amended, as if such covenants and representations were made as of the date hereof.

(f)   Borrowers represent and warrant that Borrowers have no claims, counterclaims, setoffs, actions or causes of actions, damages or liabilities of any kind or nature whatsoever whether at law or in equity, in contract or in tort, whether now accrued or hereafter maturing (collectively, "Claims") against Lender, its direct or indirect parent corporation or any direct or indirect affiliates of such parent corporation, or any of the foregoing's respective directors, officers, employees, agents, attorneys and legal representatives, or the heirs, administrators, successors or assigns of any of them (collectively, "Lender Parties") that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As an inducement to Lender to enter into this Agreement, Borrowers on behalf of each of them, and all of their respective successors and assigns hereby knowingly and voluntarily release and discharge all Lender Parties from any and all Claims, whether known or unknown, that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As used herein, the term "Prior

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Related Event" means any transaction, event, circumstance, action, failure to act, occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted or begun at any time prior to the Effective Date or occurred, existed, was taken, was permitted or begun in accordance with, pursuant to or by virtue of any of the terms of the Loan Documents or any documents executed in connection with the Loan Documents or which was related to or connected in any manner, directly or indirectly to the extension of credit represented by the Loan Documents.

(10)   Miscellaneous.   This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the State of Ohio. This Agreement shall inure to the benefit of and be binding on the respective heirs, executors, administrators, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

LENDER:

NATIONAL CITY BANK

By:

Brent E. Johnson,
Senior Vice President

STATE OF OHIO   )
) SS:
COUNTY OF HAMILTON)

The foregoing instrument was acknowledged before me this 25 day of September, 2008, by Brent E. Johnson, Senior Vice President of National City Bank, a national banking association on behalf of the banking association.

My commission expires: 2/18/2013

(SEAL)   Christi Y. Davis
                                          Notary Public

CHRISTI Y. DAVIS
Notary Public, State of Ohio
My Commission Exp. Feb. 18, 2013

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BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY

By: *Neil G Mitchell*
Name: Neil A Mitchell
Title: SVP

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON   )

The foregoing instrument was acknowledged before me this 24th day of September, 2008, by _Neil A. Mitchell_, _Senior Vice President_ of NTS/Virginia Development Company, a Virginia corporation, for and on behalf of said corporation.

My commission expires: _April 27, 2010_

(SEAL)

Susan M Howard
NOTARY PUBLIC

NTS/LAKE FOREST II RESIDENTIAL CORPORATION

By: *Neil G Mitchell*
Name: Neil A Mitchell
Title: SVP

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON   )

The foregoing instrument was acknowledged before me this 24th day of September, 2008, by _Neil A. Mitchell_, _Senior Vice President_ of NTS/Lake Forest II Residential Corporation, a Kentucky corporation, for and on behalf of said corporation.

My commission expires: _April 27, 2010_

(SEAL)

Susan M Howard
NOTARY PUBLIC

2640984.2

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ORLANDO LAKE FOREST:

ORLANDO LAKE FOREST JOINT VENTURE

By: Orlando Lake Forest, Inc., Its Managing
General Partner

By: _Neil Mitchell_
Name: _Neil A Mitchell_
Title: _SVP_

COMMONWEALTH OF KENTUCKY   )
) SS:

COUNTY OF JEFFERSON   )

The foregoing instrument was acknowledged before me this _24th_ day of September, 2008, by _Neil A. Mitchell_ , _Senior Vice President_ of Orlando Lake Forest, Inc., a Florida corporation and the Managing General Partner of Orlando Lake Forest Joint Venture, a Florida joint venture, on behalf of the corporation as managing general partner of the joint venture.

My commission expires: _April 27, 2010_

(SEAL)

Susan M Howard
NOTARY PUBLIC

GUARANTOR:

NTS MORTGAGE INCOME FUND

By: _[signature]_
Name: _Brian F. Lavin_
Title: _President_

COMMONWEALTH OF KENTUCKY   )
) SS:

COUNTY OF JEFFERSON   )

The foregoing instrument was acknowledged before me this _24th_ day of September, 2008, by _Brian F. Lavin_ , _President_ of NTS Mortgage Income Fund, a Delaware corporation, for and on behalf of said corporation.

My commission expires: _April 27, 2010_

(SEAL)

Susan M Howard
NOTARY PUBLIC

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This Instrument Prepared by:

Mark J. Weber
Keating, Muething & Klekamp PLL
One East Fourth Street #1400
Cincinnati, Ohio 45202

2640984.2

SIXTH AMENDED AND RESTATED
PROMISSORY NOTE
CONSTRUCTION MORTGAGE LOAN

September 1, 2008

WHEREAS, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers") granted to **NATIONAL CITY BANK**, as successor by merger to The Provident Bank ("Bank") a First Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Eighteen Million and 00/100 Dollars ($18,000,000.00) dated October 31, 2000 ("Revolving Note"), which Revolving Note consolidated two (2) prior Notes, the first in the original principal amount of $10,700,000 dated December 30, 1997 between Borrowers and Bank, and that certain Revolving Promissory Amended and Restated Note dated January 6, 1998, made by NTS/Lake Forest II payable to the order of Bank of Louisville in the original principal amount of $8,000,000, which Amended and Restated Note has been assigned and endorsed over to Bank; and

WHEREAS, Borrowers granted to Bank a Second Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Twelve Million and 00/100 Dollars ($12,000,000.00) dated May 16, 2003 ("Second Revolving Note"), which Second Revolving Note provided for an amendment to the maximum permitted outstanding balance under the Revolving Note, extended the maturity date of the Revolving Note and permitted the use of the Revolving Note to repay the existing debt on the Lake Forest Golf and Country Club; and

WHEREAS, Borrowers granted to Bank a Third Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Eight Million and 00/100 Dollars ($8,000,000.00) dated June 22, 2004 ("Third Revolving Note"), which Third Revolving Note provided for an amendment to the maximum permitted outstanding balance under the Revolving Note and Second Revolving Note; and

WHEREAS, Borrowers granted to Bank a Fourth Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Five Million and 00/100 Dollars ($5,000,000.00) dated April 20, 2005 ("Fourth Revolving Note"), which Fourth Revolving Note provided for an amendment to the maximum permitted outstanding balance, to extend the maturity date and to amend the interest rate under the Revolving Note, the Second Revolving Note and the Third Revolving Note; and

WHEREAS, Borrowers granted to Bank a Fifth Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) dated October 24, 2007 ("Fifth Revolving Note"), which Fifth Revolving Note provided for an increase to the maximum permitted outstanding balance thereunder; and

2642385.4

(the Revolving Note, the Second Revolving Note, the Third Revolving Note, the Fourth Revolving Note and the Fifth Revolving Note are hereinafter referred to as the "Notes".)

WHEREAS, of even date, Borrowers have requested and Bank has agreed to extend the maturity date of the Notes with an option to further extend the maturity date, to amend the interest rate thereunder, to terminate Borrowers' right to the remaining availability under the Notes and fix the amount of the Note at the current outstanding principal balance of Seven Million Three Hundred Fifty-Two Thousand and 00/100 Dollars ($7,352,000.00), to add an additional Guarantor and to add certain covenants to the Loan Documents, upon Borrowers' compliance with the provisions set forth herein; and

WHEREAS, for the convenience of Borrowers and Bank, the parties have agreed to amend and restate the Revolving Note, the Second Revolving Note, the Third Revolving Note, the Fourth Revolving Note and Fifth Revolving Note in their entirety hereunder ("Amended and Restated Note"), which amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Revolving Note, the two (2) notes consolidated under the Revolving Note, the Second Revolving Note, the Third Revolving Note, the Fourth Revolving Note or the Fifth Revolving Note, which indebtedness shall remain outstanding for all purposes hereunder from December 30, 1997, January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005 and October 24, 2007, respectively.

NOW THEREFORE, Borrowers grants this Amended and Restated Note under the following terms:

FOR VALUE RECEIVED, the undersigned, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers"), with a mailing address of 10172 Linn Station Road, Louisville, Kentucky 40223 hereby, jointly and severally, promise to pay to the order of **NATIONAL CITY BANK** ("**Bank**"), a national banking association, the principal sum of SEVEN MILLION THREE HUNDRED FIFTY-TWO THOUSAND AND 00/100 DOLLARS ($7,352,000.00) ("**Credit Commitment**"), or so much thereof as is disbursed by Bank pursuant to the provisions hereof, together with interest on the unpaid balance thereto at the rate per annum set forth below computed daily on the basis of a three hundred sixty (360) day year for the actual number of days elapsed in the three hundred sixty-five (365) day year.

For purposes of this Amended and Restated Note, the following terms shall have the following meanings:

"Extension Conditions" means that Borrowers have satisfied the following conditions on or before September 1, 2009. Borrowers may exercise the Extension Option and extend the Maturity Date of this Amended and Restated Note for a period of twelve (12) months upon written notice to Bank delivered at least ten (10) days prior to the Maturity Date, provided that the Borrowers: (i) are not currently in default hereunder at the time the Extension Option is

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exercised; (ii) in addition to the principal repayment required under Section 6 hereof and in addition to the monthly principal payment required under Section 1(a) of this Amended and Restated Note, Borrowers shall have made a principal repayment in the minimum amount of One Million and 00/100 Dollars ($1,000,000.00) and (iii) Borrowers have renewed the $300,000 Letter of Credit as more fully set forth in Section 16 below.

"Extension Option" means Borrowers' right and option, provided the Borrowers are not in default hereunder, to extend the maturity of the indebtedness evidenced hereby for an additional period having a duration of twelve (12) months ("Extension Period") to September 1, 2010, upon satisfaction of the Extension Conditions.

"Loan Fee" means: (i) the payment of an extension fee in the amount of Eighteen Thousand One Hundred Ninety-Five and 00/100 Dollars ($18,195.00) plus all Bank's out-of-pocket expenses in connection with the transaction evidenced by the Loan Documents and this Amended and Restated Note on the date of closing; and (ii) the payment of a fee in an amount equal to 3/8% of this outstanding principal balance if Borrowers have chosen to exercise the Extension Option ("Extension Option Fee").

"Maturity Date" means September 1, 2009 (or such earlier date as the Bank may accelerate the indebtedness evidenced hereby by reason of Borrowers' uncured default hereunder or under any other Loan Document); provided, however, that the Maturity Date shall be extended for the Extension Period if Borrowers shall effectively exercise the Extension Option set forth in Section 3.

So long as this Amended and Restated Note shall remain outstanding, interest accrued on the unpaid principal balance shall be paid monthly on the first (1st) day of each month, commencing on October 1, 2008, and principal shall be due and payable, while Borrowers are not in default under this Amended and Restated Note or under the other loan documents executed in connection herewith or given as collateral security for this Amended and Restated Note (including, but not limited to, the Amended and Restated Development and Construction Loan Agreement, as modified ("Loan Agreement"), Deed of Trust and Security Agreement, as amended, Mortgage and Security Agreement, as amended, Security Agreement, as amended, Assignment of Leases and Rents, as amended, Security Agreement dated May 16, 2003 and various UCC financing and fixture statements (collectively, "Loan Documents"), in accordance with the terms of the Loan Agreement. The unpaid principal balance hereof plus accrued interest and other charges shall be due and payable in full on September 1, 2009, subject to a one (1) year extension upon Borrowers' written request, and Borrowers' satisfaction of the Extension Conditions as set forth herein, unless demand for repayment of the entire indebtedness is made by Bank prior to such Maturity Date pursuant to the provisions set forth below.

This Amended and Restated Note shall bear interest on the unpaid principal balance from time to time outstanding from date hereof until final maturity at a rate per annum equal to the "Prime Rate," as defined herein and charged by Bank from time to time, plus One Percent (1%) (the "Prime Interest Rate"), or at such lesser rate per annum as shall be the maximum rate legally enforceable. In the event of a change in such Prime Rate, the new rate shall become effective on

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the date such Prime Rate changes. "Prime Rate" is that annual percentage of interest which is announced by Bank from time to time, which is in effect until a new rate is announced and which provides a base to which loan rates may be referenced. The Prime Rate is not necessarily Bank's lowest loan rate. Bank shall notify Borrowers in writing of any change in the Prime Rate through its normal billing process.

In addition to the other charges and the interest to be paid under this Amended and Restated Note, Borrowers shall pay to Bank, at the time of each release of an individual parcel from the lien and operation of the Deed of Trust and/or Mortgage securing this Amended and Restated Note, all costs associated with such release, including legal, survey, and recording fees.

Principal and interest payments shall be made in lawful money of the United States of America to Bank at One East Fourth Street, Cincinnati, Ohio 45202, or such other address as Bank may give to Borrowers, in immediately available funds to Bank.

This Amended and Restated Note is given in connection with a certain mortgage loan ("Loan") extended originally on December 30, 1997 and modified January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005, October 24, 2007 and the date hereof by Bank to Borrowers in accordance with the terms of the Loan Agreement, for the purpose of the continued development of a residential and golf course community in Spotsylvania County, Virginia, known as *Fawn Lake, ("Project")*.

1. PAYMENTS OF INTEREST AND PRINCIPAL.

(a) Commencing on the date of this Amended and Restated Note and continuing through the Maturity Date, Borrowers shall make monthly interest payments at the Prime Interest Rate on the outstanding principal balance of the indebtedness evidenced hereby and Borrowers shall additionally make equal monthly principal payments of Eight Thousand Three Hundred Thirty-Three and 00/100 Dollars ($8,333.00) each. The first such payments shall be due and payable on the 1st day of October, 2008 and subsequently such principal and interest payments shall be due and payable on the 1st day of each successive calendar month thereafter. The entire unpaid principal balance of the indebtedness evidenced hereby, together with all accrued but unpaid interest and all other sums payable to the Bank pursuant to this Amended and Restated Note or any other Loan Document, shall be due and payable in a single payment on September 1, 2009 unless the Maturity Date is extended to September 1, 2010 as provided in Section 3 hereof.

2. LATE CHARGES.
In the event any of the payments of interest called for hereunder are not paid within ten (10) days after notice from Bank, a late charge for default of payment of any installment equal to percent (5%) of the amount of the installment that is late shall be assessed to cover Bank's extra expense incident to handling delinquent accounts. Borrowers authorize Bank to add such late charge to the principal balance of this Amended and Restated Note, and the same shall be payable in accordance with the terms and conditions of this

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Amended and Restated Note or any instrument securing the payment of this Amended and Restated Note.

3.   **EXTENSION.** Borrowers may extend the Maturity Date of this Amended and Restated Note to September 1, 2010 upon satisfaction of the Extension Conditions.

4.   **PREPAYMENT.** In addition to the prepayments required hereunder, Borrowers may prepay this Amended and Restated Note in whole or in part at any time, without premium or penalty. All such repayments shall be applied against installments of principal in the inverse order of their maturity.

5.   **PAYMENT OF LOAN FEE.** Borrowers shall pay the Loan Fee on the date of execution hereof and shall pay the Extension Option Fee upon exercise of the Extension Option on or before September 1, 2009.

6.   **PRINCIPAL REPAYMENT.** On or before December 1, 2008 Borrowers shall make a one-time principal repayment of Two Million Four Hundred Thousand and 00/100 Dollars ($2,400,000.00) and upon making such payment, Borrowers shall not be entitled to reborrow such amounts.

7.   **RELEASE PRICE.** As a condition to the renewal made hereunder, Borrowers and Bank agree that Bank will release the liens against the Property created under the Loan Documents upon receipt of the following sums (based on the Preliminary Concept Plan and proposed subdivision plat previously delivered to Bank):

Sections 21, 23 and 25 of the Property	Fifty Thousand and 00/00 Dollars (50,000.00) per acre
Section 15 of the Property	Twenty Thousand and 00/00 Dollars (20,000.00) per acre
All Other Sections of the Property	Thirty Thousand and 00/00 Dollars (30,000.00) per acre

Upon receipt of any such release price, Borrowers will not be entitled to reborrow such sums.

8.   **AVAILABILITY** Borrowers and Bank agree that any remaining availability under the Loan shall be terminated and upon any prepayment Borrowers shall not be entitled to reborrow such sums.

9.   **EVENTS OF DEFAULT.** The Loan Agreement specifies various events of default in Section 9 thereof (each, an "Event of Default") upon the happening of which, and in certain instances after written notice and passage of time, all as described in the Loan Agreement, Bank may, by notice thereof given to Borrowers: (i) declare this Amended and

- 5 -

Restated Note to be forthwith due and payable, whereupon the principal amount of this Amended and Restated Note, together with accrued interest thereon, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) proceed to protect and enforce its rights under this Amended and Restated Note by suit in equity, action at law or any other appropriate proceeding, and Bank shall have, without limitation, all of the rights and remedies of a secured party with respect to the collateral provided by applicable law.

10. **DEFAULT RATE.** It is expressly agreed that during the continuance of an Event of Default, the unpaid balance of principal, accrued interest and all other amounts due hereunder shall, at the option of Bank and without notice, bear interest, during the continuance of such Event of Default, at a rate per annum equal to three percent (3%) in excess of the Prime Interest Rate, as defined above, or at such lesser rate per annum as shall be the maximum rate legally enforceable ("Default Rate"). In the event of a change in such Prime Rate, the new rate shall become effective on the date such Prime Rate changes. Bank shall notify Borrowers in writing of any change in the Prime Rate through its normal billing process.

11. **WAIVER OR DELAY.** No failure or delay on the part of Bank or any holder of this Amended and Restated Note in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

12. **BANK'S PROTECTIVE ADVANCES.** Bank, at its option, shall have the right to pay on behalf of Borrowers, fire and extended coverage insurance premiums, if necessary, real estate taxes, assessments, and such other sums attributable to the real estate which are provided in the Loan Documents, and Borrowers agree promptly to repay Bank for any sums so expended, together with interest thereon, to the extent legally enforceable, at a rate equal to the Default Rate.

13. **SALE OR ENCUMBRANCE OF THE REAL ESTATE.** Except for sales of individual parcels upon payment of the release price to Bank as provided herein, Borrowers agree not to sell or transfer the real estate described in the Loan Documents without the prior written consent of Bank, nor to further encumber or mortgage such real estate without the prior written consent of Bank except as expressly permitted by the Loan Agreement, and in the event of a violation of this provision, Bank may, at its option, declare the entire remaining unpaid balance of the Amended and Restated Note immediately due and payable and institute foreclosure proceedings. A sale or transfer of such real estate means the conveyance of real property or any right, title and interest therein, whether legal or equitable, whether voluntary or involuntary, by outright sale, deed, installment sale contract, land contract, leasehold interest, lease-option contract, or any other method of conveyance of real property interests. An encumbrance or mortgage means the creation of any lien or other encumbrance subordinate to

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the Loan Documents whether or not such lien or encumbrance is created pursuant to a contract for a deed or a transfer of the rights of occupancy in such real estate.

Further, in the event the ownership of such real estate, or any part thereof, becomes vested in a person other than Borrowers, Bank may, without notice to Borrowers, deal with such successor or successors in interest with reference to the Amended and Restated Note and Loan Documents in the same manner as Borrowers, and may forbear to sue or may extend the time for payment of the Amended and Restated Note without discharging or in any way affecting the liability of Borrowers for the debt evidenced hereby.

14. **REPRESENTATIONS AND WARRANTIES.** Borrowers hereby represent and warrant that they are aware of no claim, litigation, or proceeding, pending or threatened against it which involves the possibility of any judgment or liability not fully covered by insurance or which may result in a "material adverse change" (i.e., a reduction in net worth of 20% or more) in the condition, financial or otherwise, of Borrowers.

15. **NO AMENDMENTS.** No amendment, modification, termination or waiver of any provision of this Amended and Restated Note or consent to any departure by Borrowers therefrom, shall in any event be effective unless the same shall be in writing and signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on Borrowers in any case shall entitle Borrowers to any other or further notice or demand in similar or other circumstances.

16. **COVENANTS.** Borrowers and Bank agree that Borrowers are paying for accrued interest out of pocket. Within ten (10) business days of the execution by Borrowers of this Amended and Restated Note, Borrowers agree to provide a Letter of Credit in the stated amount of Three Hundred Thousand and 00/100 Dollars ($300,000.00) naming Bank as beneficiary and from a financial institution and under terms reasonably acceptable to Bank to guaranty Borrowers' commitment to pay interest.

17. **MISCELLANEOUS.** Borrowers shall pay on demand all costs and expenses of Bank (i) in connection with the enforcement or collection of this Amended and Restated Note or the Loan Documents; and (ii) any and all stamp, other taxes and license fees, if any, payable or determined to be payable by Bank in connection with the execution and delivery of this Amended and Restated Note, and the Loan Documents, and Borrowers shall indemnify and save Bank harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

Any provision of this Amended and Restated Note which is prohibited and unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

This Amended and Restated Note shall be governed by and construed in accordance with the laws of the State of Ohio.

2642385.4

18. TRIAL BY JURY. As a specifically bargained inducement for Bank to extend credit to Borrowers, Borrowers hereby expressly waive the right to trial by jury in any lawsuit or proceeding related to this Amended and Restated Note or arising in any way from the indebtedness or transactions involving Bank and Borrowers.

IN WITNESS WHEREOF, Borrowers have caused this Amended and Restated Note to be executed on the date, month and year first above written.

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY

Rita K. Martin
Witness

Janice Hrunesky
Witness

By: Neil A. Mitchell

Title: SVP

NTS/LAKE FOREST II RESIDENTIAL CORPORATION

Rita K. Martin
Witness

Janice Hrunesky
Witness

By: Neil A. Mitchell

Title: SVP

Borrowers' Address:
10172 Linn Station Road
Louisville, Kentucky 40223

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledge before me this 24th day of September, 2008, by Neil A. Mitchell, Senior Vice President of NTS/Virginia Development Company, a Virginia corporation, for and on behalf of said corporation.

My Commission expires: April 27, 2010

Susan M. Howard
NOTARY PUBLIC

[SEAL] SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

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2642385.4

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 24th day of September, 2008, by Neil A. Mitchell, Senior Vice President of NTS/Lake Forest II Residential Corporation, a Kentucky corporation, for and on behalf of said corporation.

My Commission expires: April 27, 2010

Susan M. Howard
NOTARY PUBLIC

[SEAL] SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

2642385.4

UNCONDITIONAL AND CONTINUING GUARANTY

THIS UNCONDITIONAL AND CONTINUING GUARANTY (the "Guaranty") is made this _1st_ day of September, 2008, by **NTS GUARANTY CORPORATION**, a Kentucky corporation, whose address for all purposes relevant to this Guaranty is 10172 Linn Station Road, Louisville, Kentucky 40223 ("Guarantor") in favor of **NATIONAL CITY BANK**, a national banking association having an address at One East Fourth Street, Cincinnati, Ohio 45202 (the "Bank").

RECITALS:

A. **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II", NTS/Virginia and NTS/Lake Forest II may be collectively referred to herein as the "Borrowers"), have requested modifications to the loan from the Bank dated October 31, 2000, and the Bank has agreed to modify the loan, provided, among other things, that the Guarantor guaranty the payment of all of the indebtedness to be evidenced by such loan, together with interest thereon, for the benefit of the Bank.

B. The Guarantor has a financial interest in the Borrowers, and will derive substantial economic benefit from the making of the loan so requested to Borrowers.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of inducing the Bank to extend credit to the Borrowers, the Guarantor hereby agrees as follows:

1. <u>Absolute and Unconditional Guaranty</u>. The Guarantor absolutely and unconditionally guarantees: (a) the prompt and punctual payment when due, by acceleration or otherwise, of all of the indebtedness evidenced by that certain Sixth Amended and Restated Promissory Note (which, together with any and all amendments, modifications and supplements thereof and all notes issued in substitution or exchange therefor, is referred to as the "Note") from Borrowers in favor of the Bank dated of even date herewith, evidencing an indebtedness in the original principal amount of Seven Million Three Hundred Fifty-Two Thousand and 00/100 Dollars ($7,352,000.00); and (b) and under any and all other documents, instruments and agreements evidencing or securing the indebtedness evidenced by the Note (all of such documents, instruments and agreements, and all amendments and modifications thereof, are collectively referred to herein as the "Loan Documents"). The Guarantor's obligation for the payment of the indebtedness evidenced by the Note and Loan Documents shall include, without limitation, the obligation for the payment of: (a) the outstanding principal balance of such indebtedness under the Note; (b) all interest which may accrue or be payable pursuant to the Note (including, without limitation, interest at any default rate specified in the Note); (c) all fees and costs which may be or become payable in accordance with the terms of the Note and Loan Documents (including all late fees and charges); and (d) all costs of collecting or enforcing the

Note, Loan Documents or this Guaranty. All of the obligations described in this Section 1 are collectively referred to as the "Guaranteed Obligations".

2.   Guarantee Unconditional. The Guarantor's obligations hereunder are continuing, absolute and unconditional, regardless of any facts or circumstances which might otherwise constitute a legal or equitable discharge of, or a defense for, a guarantor or surety. This absolute, continuing, unconditional, and unrestricted guaranty is a guaranty of payment and not a guaranty of collection. Upon Borrowers' failure to pay the Guaranteed Obligations promptly when due, Bank, at its sole option, may proceed against the Guarantor to collect the Guaranteed Obligations, with or without proceeding against the Borrowers, any co-maker or co-surety or co-Guarantor, any indorser or any collateral held as security for the Guaranteed Obligations. Any and all payments upon the Guaranteed Obligations made by the Borrowers, the undersigned, or any other person, and the proceeds of any and all collateral securing the payment of the Guaranteed Obligations and this Guaranty, may be applied by Bank in whatever manner it may determine in its sole discretion. Without limiting the generality of the foregoing, the Guarantor agrees that the Bank may take the following actions, without the knowledge or consent of the Guarantor and without affecting the liability of the Guarantor under this Guaranty:

(a)   The Note or any other Loan Document may be modified or amended, and all or any component of Guaranteed Obligations may be renewed or the maturity may be extended from time to time at any rate or rates of interest;

(b)   Property now or hereafter held as security for or pertaining to the Guaranteed Obligations may be sold, exchanged, surrendered or otherwise dealt with by the Bank; and

(c)   Settlements, compromises, compositions, accounts stated and agreed balances pertaining to the Guaranteed Obligations may be affected in good faith between the Bank and the Borrowers.

In addition, the Guarantor agrees that its obligations hereunder shall remain in full force and effect without regard to, and shall not be released, discharged or affected by: (i) any exercise or nonexercise, or delay in exercising, any right, power or remedy under or in respect of the Note, this Guaranty or any other Loan Document, or any waiver, consent, indulgence or other action (or inaction) in respect of any of the same; (ii) any bankruptcy, insolvency, arrangement, composition or similar proceedings commenced by or against either Borrower; (iii) any failure to perfect, or any release or waiver of, any rights or security furnished to the Bank with respect to any of the Guaranteed Obligations; (iv) the genuineness, validity or enforceability of any of the Loan Documents; (v) any limitations of liability of the Borrowers which may be provided in any Loan Document; or (vi) any other circumstances which might otherwise constitute a legal or equitable discharge of a guarantor or surety.

3.   No Duty to Exhaust Remedies. The Guarantor hereby expressly waives diligence, protest, demand, presentment and notices of any kind, and waives any requirement that the Bank

exhaust any right or remedy, or proceed first against the Borrowers or any security for the Guaranteed Obligations before calling upon the Guarantor for collection of the Guaranteed Obligation.

4. **SUBROGATION.** UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTOR AGREES NOT TO SEEK RECOURSE AGAINST THE BORROWERS BY WAY OF SUBROGATION OR OTHERWISE IF SUCH GUARANTOR IS CALLED UPON TO PAY THE BANK UNDER THIS INSTRUMENT. UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTOR IRREVOCABLY WAIVES ANY AND ALL RIGHTS HE MAY HAVE AT ANY TIME (WHETHER ARISING DIRECTLY OR INDIRECTLY, BY OPERATION OF LAW OR CONTRACT) TO ASSERT ANY CLAIM AGAINST THE BORROWERS ON ACCOUNT OF PAYMENTS MADE BY THE GUARANTOR UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY AND ALL RIGHTS OR SUBROGATION, REIMBURSEMENT, EXONERATION, CONTRIBUTION OR INDEMNITY.

5. **Effect of Bankruptcy Proceedings, Etc.** If at any time any whole or partial payment of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrowers or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrowers, this Guaranty shall continue to be effective, or be reinstated, as the case may be, all as though such payment had not been made.

6. **Reporting Requirements.** The Guarantor shall furnish to the Bank when requested, and in any event not less frequently than once each year: (i) financial statements in form and substance reasonably satisfactory to the Bank, and (ii) true, correct and complete copies of its federal income tax return (as the same is filed with the Internal Revenue Service). The Guarantor represents and warrants to the Bank that all financial statements furnished (or to be furnished) to the Bank accurately reflect (or, when delivered, will accurately reflect) its financial condition at the times and for the periods therein stated.

7. **Certain Transfers Prohibited.** The Guarantor agrees that so long as any of the Guaranteed Obligations remains outstanding, he will not give or otherwise transfer or dispose of any material portion of its assets to any other person or entity for less than the reasonably equivalent value of such assets.

8. **Miscellaneous Provisions.**

(a) From time to time at the Bank's request, the Guarantor shall execute and deliver to or as directed by the Bank any and all documents, instruments or agreements of further assurance that the Bank may reasonably require to confirm this Guaranty or to carry out the purpose and intent hereof.

(b)   This Guaranty may not be modified, amended, discharged or terminated except by a written instrument executed by each party against whom such modification, amendment, discharge or termination is sought.

(c)   No course of dealing and no delay by the Bank in exercising any right or remedy hereunder shall affect or impair any other or future exercise of any such right or remedy. The rights and remedies of the Bank under this Guaranty are cumulative and are not exclusive of any rights or remedies which may be available to the Bank under the Note, under any other Loan Document, at law or in equity; any or all such remedies may be exercised concurrently or successively.

(d)   The Guarantor agrees to pay, or to reimburse the Bank for, any and all out-of-pocket expenses reasonably incurred by the Bank (including, without limitation, reasonable attorneys' fees and costs) in connection with the enforcement or preservation of the Bank's rights under this Guaranty.

(e)   If any provision of this Guaranty, or the application of any such provision to any person or circumstance, shall be invalid or enforceable, the remainder of this Guaranty or the application of any such provision to other persons or circumstances shall not be affected thereby, and shall remain valid and enforceable to the fullest extent permitted by law.

(f)   This Guaranty shall be binding upon the Guarantor and its successors and assigns, and shall inure to the benefit of the Bank and its successors and assigns.

(g)   This Guaranty shall be governed by the laws of the State of Ohio.

(h)   AS A SPECIFIC INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO THE BORROWERS, AND AFTER HAVING THE OPPORTUNITY TO CONSULT COUNSEL, THE GUARANTOR EXPRESSLY WAIVES ANY RIGHT THAT HE MAY HAVE TO A TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING FROM OR RELATED TO THIS GUARANTY.

(i)   All notices, requests, demands and other communications in connection with this Guaranty shall be in writing and shall be sent by certified mail, postage prepaid, return receipt requested and addressed as set forth below:

(i)   if to the Bank:

NATIONAL CITY BANK
One East Fourth Street
Cincinnati, Ohio 45202
Attn: Commercial Real Estate Division

with a copy concurrently to:

Keating, Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: Mark J. Weber, Esq.

(ii)   if to the Guarantor:

NTS Guaranty Corp
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

with a copy concurrently to:

Rosann D. Tafel, Esq.
NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223

All notices furnished in compliance with the foregoing shall be deemed effective when received by the party to whom it is addressed.

(j)   This guaranty shall inure to the benefit of and bind the parties hereto, their successors and assigns, and their legal representatives or heirs. Bank may, at its option, assign this guaranty to any other party who is or becomes the indorsee or assignee of any part of the Guaranteed Obligations, or who is in possession of or the bearer of any part of the Guaranteed Obligations that is payable to the bearer, and the undersigned shall continue to be liable under this guaranty to such other party to the extent of such indorsed, assigned, or possessed Guaranteed Obligations.

This Unconditional and Continuing Guarantee is executed as of the date first set forth above.

Witnesses:

Janice Hrusovsky
Print: JANICE HRUSOVSKY

Pamela K Derotte
Print: PAMELA K DEROTTE

GUARANTOR:

NTS GUARANTY CORPORATION

By: _[signature]_
Name: Brian F. Lavin
Title: President

2642780.3